UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
      OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number: 001-13838

                           JEFFERSON SMURFIT GROUP PLC
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             (Exact name of registrant as specified in its charter)

                             BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
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    (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                           AMERICAN DEPOSITARY SHARES,
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS,
            EACH REPRESENTING TEN ORDINARY SHARES OF (EURO)0.30 EACH
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            (Title of each class of securities covered by this Form)

                                      NONE
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       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4 (a) (1) (i)  [ ] Rule 12h-3 (b) (1) (i)  [ ]
            Rule 12g-4 (a) (1) (ii) [ ] Rule 12h-3 (b) (1) (ii) [ ]
            Rule 12g-4 (a) (2) (i)  [ ] Rule 12h-3 (b) (2) (i)  [x]
            Rule 12g-4 (a) (2) (ii) [ ] Rule 12h-3 (b) (2) (ii) [ ]
                                        Rule 15d-6              [ ]

Approximate number of holders of record as of the certification
or notice date:          *
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* On July 5, 2002, MDCP Acquisitions I ("MDCP"), an unlimited public company newly incorporated in Ireland, commenced a cash tender offer (the "Offer") for the entire issued and to be issued share capital of Jefferson Smurfit Group plc, a public limited company organized under the laws of Ireland ("JSG"). On September 3, 2002, the Offer was declared unconditional and was extended for acceptances to October 1, 2002.

On October 7, 2002, utilizing compulsory purchase rights conferred on it under the laws of Ireland, MDCP purchased all issued shares of JSG which had not been tendered in the Offer. As of the close of business on that date, valid acceptances of the Offer had been received in respect of 6,539,194,239 JSG ordinary shares, including 631,437,451 shares represented by JSG American Depositary Shares, and the remaining 98,056,575 JSG ordinary shares, including 13,277,969 shares represented by JSG American Depositary Shares, were acquired utilizing the compulsory purchase rights. The seven remaining JSG shareholders - MDCP and six affiliates of MDCP - were intended to satisfy the requirement under applicable Irish laws that a public limited company, or plc, must have a minimum of seven shareholders. Effective November 18, 2002, JSG was re-registered as a private company under the name "Jefferson Smurfit Group Limited" and ceased to be required to have a minimum of seven shareholders.

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


      Pursuant to the requirements of the Securities Exchange Act of 1934, Jefferson Smurfit Group plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 9, 2002              JEFFERSON SMURFIT GROUP LIMITED (formerly
                                     Jefferson Smurfit Group PLC)

                                     By:     /s/ James Fitzharris
                                        ---------------------------------
                                         Name: James Fitzharris
                                         Title: Assistant Group Secretary


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